Exhibit 99.1

	Series 391

	Gross Artwork Sale Proceeds	$1,000,000.00
(+)	Cash on Balance Sheet	$120.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$1,000,120.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(50,668.00)
=	Distributable Proceeds to Class A Shares	$949,352.00
(/)	Total Class A Shares Outstanding	37,334 *
=	Distributable Proceeds per Class A Share	25.43
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.271

	Offering period
	Cash Receipt Date	10/23/2026
(-)	Final Offering Close Date	8/15/2024
=	Days from final close to cash receipt	799
(/)	Days of year	365
=	IRR Period (in years)	2.19

	IRR Calculation
	MOIC	1.27143
	IRR Period (in years)	2.19
	IRR	11.6%

*Reflects 1,234 Class A shares issued in respect of administrative service fees originally issued to Masterworks Administrative Services, LLC.